Hercules Offshore, Inc.
9 Greenway Plaza, Suite 2200
Houston, Texas 77046
Telephone: (713) 350-5100
Fax: (713) 350-5109
February 4, 2009
Via EDGAR filing
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Chris White, Branch Chief

Re:	Hercules Offshore, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007 (Filed on February 27, 2008)
Form 10-Q for the Quarterly Period Ended June 30, 2008 (Filed on July 31, 2008)
File No. 0-51582
This memorandum sets forth the response of Hercules Offshore, Inc. (the “Company”) to the comments provided by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in its comment letter dated January 29, 2009 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) and to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 (the “Form 10-Q”). For your convenience, we have repeated the comment of the Staff as set forth in the Comment Letter and provided our response to such comment. Capitalized terms used in this memorandum and not defined have the meanings given to them in the Form 10-K or Form 10-Q, as applicable.
Form 10-Q for Quarterly Period ended June 30, 2008
Note 10. Segments, page 15
1.	We note your response to our prior comment 3, and that you are able to materially reduce costs when you stack a rig. Tell us if you have stacked any rigs in your Inland segment and if so, when you expect to realize the impact of the cost reduction. Further, we note in your Form 10-Q for the period ended September 30, 2008 that your Inland segment has continued operating losses for the nine months ended September 30, 2008, and your Outlook discussion on page 30 indicates that the low activity levels are likely to continue as your customers are impacted by the drop in commodity prices and may lack external funding due to the financial crisis. We also note you remain optimistic over the longer term. Tell us specifically what period of time you consider “longer term” and provide more specific details of events or transactions that have occurred for your Inland segment that provides the basis for your optimism. Also, tell us if any of the relevant factors that could contribute to improvements in industry conditions have transpired to date, and how you have considered these events in your evaluation of impairment of long-lived assets in this segment.

Response:
In response to lower activity levels, the Company cold stacked one rig in May 2008 and warm stacked two additional rigs in August 2008, ultimately cold stacking both previously warmed stacked rigs in the fourth quarter of 2008. As we noted in our previous response to the Staff, cost reductions are not realized immediately upon the stacking of the rig. Typically, certain measures must be taken to prepare the rig for a safe and seaworthy stacking. The time required for the full realization of the cost reductions varies depending upon the condition of the rig at the time of stacking, the status of the completion of classification society repairs and maintenance and the stacking location, among other factors, and it typically takes up to two quarters to realize the full impact of the cost reduction after we stack a rig. The cost reductions realized on the rig that was cold stacked in May 2008 were offset by a wage increase implemented in June 2008 to all offshore personnel. Cost reductions were realized after the two rigs were warm stacked in August, and further cost reductions were realized after those rigs were cold stacked in the fourth quarter. Although the Company had not fully realized the cost reductions in the third quarter, our cash flow from the Inland assets improved from $7.7 million and $7.6 million, respectively, in the first and second quarters of 2008 to $10.1 million in the third quarter of 2008. We continued to realize cost reductions in the fourth quarter; our operating cost per day per rig in the fourth quarter of 2008 decreased over seven percent as compared to our operating cost per day per rig in the third quarter of 2008.
As noted in our prior response to the Staff, as of September 30, 2008, we continued to remain cautious about our Inland fleet’s near-term utilization levels. We considered the impact of reducing costs and other relevant factors, such as the number of drilling permits and recent deep well success, which could contribute to improvements in industry conditions and cash flows. Despite our near-term cautiousness, at the time, several prospects and deep gas discoveries gave us optimism for increased demand for the Inland segment, including the discoveries at Flatrock, Contango and Cote De Mur. Contango Oil and Gas Company announced successful wells at its Mary Rose prospect, its Mary Rose #2 well and its Mary Rose #3 well in February and March 2008. In May 2008, Contango Oil & Gas Company announced a successful well at its fourth Mary Rose prospect. Additionally, McMoRan Exploration Co. announced a successful production test at Flatrock in October 2008, which was its fifth successful well at Flatrock on South Marsh Island Block 212. The deep gas discoveries in deepwater, such as the Jack and Blackbeard discoveries, have also led to increased interest on similar prospects in the shallow waters, which can be accessed through use of barge drilling rigs. We anticipated these prospects and discoveries would lead to increased barge drilling activity over the longer-term. Given the fairly extensive permitting process required for inland drilling, we believed that the “longer term” would be nine to twelve months.
During the fourth quarter anticipated improvements in the Inland industry did not transpire. Recent demand for our Inland assets declined dramatically, significantly beyond our expectations. Demand is driven by underlying commodity prices which fell to levels lower than those seen in several years. As of December 31, 2008, the spot price for Henry Hub natural gas had fallen to $5.63 per MMBtu from $7.17 per MMBtu as of September 30, 2008. Furthermore, since September 30, 2008, the price of West Texas Intermediate crude has declined from $100.64 per barrel to $44.60 per barrel on December 31, 2008.

Our average contracted backlog per marketed rig fell to 10 days as of December 31, 2008 as compared to approximately 30 days in mid-2008. This deterioration in industry conditions in the fourth quarter has impacted our outlook for 2009, and management has responded by cold stacking five additional rigs in the first quarter of 2009. We have considered this change in outlook as an indicator of impairment in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets (“SFAS No. 144”) and are currently assessing whether the carrying amount of our assets may not be recoverable. We currently anticipate recording an impairment to our long-lived assets as of December 31, 2008.
Further, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (713) 350-8312 or, if via facsimile, at (713) 350-5109.

Sincerely,
/s/ Lisa W. Rodriguez
Lisa W. Rodriguez
Senior Vice President and Chief Financial Officer

3